Exhibit 3

BY-LAWS

ARTICLE IV, Section 8, Second paragraph

The Board of Directors shall select a Vice Chairman from among the directors appointed by the President of the United States who shall have all the rights, duties and obligations of the Chairman at any time when the incumbent Chairman is absent, unable or unwilling so to act, and at any time when there is a vacancy in the office of Chairman.  The Vice Chairman shall serve at the pleasure of the Board and shall be selected no less frequently than annually for a term expiring on December 31 of each year.  In the event the Vice Chairman is acting as Chairman due to a vacancy in the office of Chairman, the Board may elect an Acting Vice Chairman to perform the duties of the Vice Chairman until such time as the Vice Chairman is no longer acting as Chairman.